City Holding Company Electronic EDGAR Proof

Job Number: -NOT DEFINED-

Filer: -NOT DEFINED-

Form Type: 8-K

Reporting Period / Event Date: 09/25/07

Customer Service Representative: -NOT DEFINED-

Revision Number: -NOT DEFINED-

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
September 25, 2007



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On September 25, 2007, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company"), delivered a presentation regarding the Company's financial performance to a group of analysts and investors at the RBC Capital Markets Financial Institutions Conference 2007 held in Martha's Vineyard, MA.

Copies of the slides used in the presentation will be available on the Company's web site at www.cityholding.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>September 26, 2007</u>   **City Holding Company**

By: /s/ David L. Bumgarner
   David L. Bumgarner
   Chief Financial Officer

-2-



RBC Capital Markets
Martha's Vineyard
September 25, 2007

Forward Looking Statements

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates or decreased prepayments on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on this assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty in retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City Holding Company



- **Total Assets at June 30, 2007**   **$2.5 bil**
- **Net Income in 2006**   **$53 mil**
- **Branches**   **68**
- **FTE**   **807**
- **Market Cap**   **$647 mil**
- **Institutional Ownership**   **54%**
- **Avg Daily Volume**   **$2.7 mil**

Key Markets


8% Market Share in Morgan, Berkeley & Jefferson Co. WV
$1.9 Billion
1st & 9% Market Share
in Huntington WV/Ashland KY M...
$3.7 Billion
2nd & 12% Market Share
in WV's largest market;
1st & 27% Market
$1.7 Billion
Ohio
West Virginia
Clarksburg
Point Pleasant
Ripley
Cross Lanes
Milton
Huntington
Teays Valley
Montgomery
Marlinton
Beckley
Lewisburg
Hinton
Martinsburg
Inwood
Charleston, West Virginia 25313
www.cityholding.com

Today's Themes:

- CHCO: Consistently superior results thru challenging times

- CHCO: Conservative operating platform

- CHCO: Growing and succeeding in slow-growth markets

- CHCO: Value in the Banking Sector

CHCO is consistently and extraordinarily profitable:

	2004	2005	2006	YTD 2007
Reported ROA	2.10%	2.09%	2.11%	2.02%
ROTE	23.2%	22.3%	22.4%	20.7%
Tangible Equity/TA	9.7%	9.5%	10.1%	9.6%
NIM	4.29%	4.49%	4.56%	4.36%
Efficiency Ratio	48.7%	46.7%	44.5%	45.3%
Non-Int Rev/Total Rev	33%	34%	34%	35%

Since 2003 CHCO faced "normalization" of provision and loss of PSL revenues:



Yet, strong bottom line results continue:



Previously Securitized Loans:
Core growth in revenues in 2003-2006 offset lower earnings from PSL balances

	2004	2005	2006	2007 Projected	2008 Projected	2009 Projected
Average Balances	$83.5 MM	$42.9 MM	$22.3 MM	$12.1 MM	$7.5 MM	$5.5 MM
Rate	17.4%	26.6%	42.2%	64%	71%	71%
Gross Interest Revenue	$14.5 MM	$11.4 MM	$9.4 MM	$7.0 MM	$5.4 MM	$4.0MM

Industry Challenge: Net Interest Margin

CHCO impacted by Previously Securitized Loans, Credit Card Sale, Deposit Repricing & Remixing



CD's:
Repricing has been detrimental to NII.



Re-mixing of deposit balances has hurt the NIM as well:

	12/31/06	12/31/05	Change	Avg Rate for 2006
IB DDA	$423	$438	($15)	1.22%
Savings	$321	$303	$18	1.27%
Time	$920	$812	$108	3.96%
ST Borrowing	$136	$152	($16)	3.55%
LT Debt	$48	$98	($50)	5.33%
DDA	$321	$376	($55)	0.00%
Equity & OL	$337	$323	$14	0.00%

Note: Used EOP Data due to Classic Acquisition

Interest Rate Risk:

CHCO's strong core-funded balance sheet makes it sensitive to a decrease in the fed funds rate:

Immediate Basis Point Change in Interest Rates	Estimated Increase of Decrease in Net Income between 1-12 months
+200 Bp	+3.7%
+100 Bp	+1.6%
-100 Bp	-2.1%
-200 Bp	-4.2%

Data: June 30, 2007

Interest Rate Risk Summary:

- CHCO is less dependent upon NII than its peers
    - Fee income in top 10% of peer group
    - NIM in top 15% of peer group

- CHCO's NIM has declined due to:
    - Decline in Previously Securitized Loans
    - Sale of Credit Card Portfolio
    - Migration from low-cost deposits to high-cost deposits

- CHCO is at risk to decreases in Prime/Fed Funds
    - CHCO has purchased floors on Prime to partially protect against this risk

Asset Quality Trends:

A second challenge facing the banking industry in 2007/8

YTD Gross Charge-offs 2007

1. Overdrafts are significant source of C/O for CHCO

2. Acquired Loans were of lower credit quality but were reserved at acquisition



CHCO experiencing Asset Quality Deterioration: Reflecting two large relationships which were placed on Non-accrual in the 1st & 2nd quarters



NPA's to Loans & OREO

Largest Non-performing Assets at 9/19/07

- **Loan #1**   **$9 mil**   **Resid. RE Devel.**
  4 spec homes and 3 lots in exclusive neighborhood of vacation homes; Borrower experiencing cash flow problems; Collateral & Guarantee dependent.

- **Loan #2**   **$3.4 mil**   **Vacation Home**
  Home & additional lot in exclusive neighborhood of vacation homes. Customer Bankrupt. Loan represents 87% of cost. CHCO will take possession of home on November 1, 2007.

- **Loan #3**   **$1.7 mil**   **RE Development**
  Eastern Panhandle; Foreclosure Sale scheduled for October 5th. CHCO is aware of likely bidder over $1.7 million.

- **Loan #4**   **$1.3 mil**   **Commercial R.E.**
  Owner-occupied real-estate. Business going thru Bankruptcy. Potential buyer has offer to purchase entire Company resulting in full loan payout. 75% loan to value.

- **Loan #5**   **$1.2 mil**   **Rental Res. Real Estate**
  City anticipates taking properties in lieu of foreclosure and will auction properties in By the 1st quarter 2008 and anticipates sale within the amount provided as of June 30,2007.

- **Loan $6**   **$0.6 mil**   **Rental Real Estate**
  Rental Homes in Charleston; Customer in bankruptcy. Auction in October 2007. Expect resolution within Amount previously provided.

- **Loan #7**   **$0.5 mil**   **Residence in Charleston; Customer in Bankruptcy; OREO**
- **Loan #8**   **$0.5 mil**   **Residence in Ashland; Customer in Bankruptcy; OREO**
- **Loan #9**   **$0.3 mil**   **Comm'l Real Estate; 80% LTV. 75% SBA Guar.**
- **Loan #10**   **$0.1 mil**   **Residence**

Past-Due Loans (30+ days)

Excluding Non-accruals, Past-due loans continue to improve reflecting stronger underwriting implemented since 2002

	12/31/05	12/31/06	8/30/07
Residential	1.14%	0.76%	0.63%
Home Equity	0.37%	0.34%	0.20%
Consumer	2.32%	0.99%	0.90%
CMRE	0.11%	0.03%	0.06%
C&I	0.12%	1.47%	0.19%

Asset Quality Summary:

- Increase in Non-performing Loans tied substantially to (2) real-estate secured credits
- Charge-off's are predominantly depository accounts
- Past-Due loans remain stable
- CHCO has focused on real-estate secured lending - residential, home equity, commercial real-estate
- Real estate prices: CHCO markets have been stable
- Mortgage lending: traditional portfolio ARM's

Although highly profitable, CHCO is conservatively positioned:

1. Conservative Loan portfolios

3. Strong Core Deposit Franchise

5. Highly Liquid

7. Strongly Capitalized

9. Solid Asset Quality

11. Strong Fee Income vs. NII

Conservative Loan Portfolio Mix

City Holding Company





1%
34%
43%
3%
19%
Residential Real Estate
Home Equity
Consumer/Other
Commercial
PSL's

Loan to Deposits 84.5%

As of December 31, 2006

Peer Group





23%
10
64%
3%
Residential Real Estate
Home Equity
Consumer/Other
Commercial

Loan to Deposits 94.5%

Sample of 250 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2006

Solid Loan Quality



As of June 30, 2007

Sample of 257 publicly traded banks and thrifts with assets between $1 and $10 billion as of June 30, 2007

Liabilities: Low Cost and Stable Deposits



Data: December 31, 2006

CHCO's Cost of Funds Advantage:

	CHCO	Peers	Advantage
CD's	3.96%	4.23%	27 Bps
Interest Bearing Deposits	2.71%	3.19%	48 Bps
Total Deposits	2.25%	2.77%	52 Bps
Interest Bearing Liabilities	2.90%	3.54%	64 Bps

Data: 2006. Peers are $1 to $10 billion banks

Favorable Revenue Profile for the current yield curve environment:

City Holding Company



34%

66%

- Non Interest Income
- Net Interest Income

*As of December 31, 2006.
Non-interest income excludes security gains

Peer Group



21%

79%

- Non Interest Income
- Net Interest Income

Sample of 250 publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2006

City is Highly Efficient



2004 Efficiency Ratio adjusted to eliminate $5.5 million in revenue from Legal Settlement and associated legal expenses of $500M; Peers: Sample of 206 publicly traded banks and thrifts with assets between $1 to $10 Billion as of December 31, 2006

Strong Capital facilitates growth and provides opportunities for 2007:

	CHCO 8/30/07	Peer Median 6/30/07
Equity/Assets	11.5%	9.3%
Tang Equity/Tang Assets	9.4%	7.1%
Leverage Ratio	10.5%	
Tier I Capital Ratio	15.0%	10.8%
Total Risk-based Capital Ratio	15.9%	12.1%

Source: SNL for 257 publicly traded banks with total assets from $1 to $10 billion

Growth in slow-growing markets:

- Improvements/Additions to Retail Distribution System
- Commercial Lending/Small Business Banking/Cash Management
- Insurance
- Acquisition

Best in class Products & Promotion

$1,000 says
City has the
Best Free Checking
City NATIONAL BANK
Member FDIC
Heritage Checking & Heritage Gold Checking
For those over 50
Community HERO
at City NATIONAL BANK
City NATIONAL BANK
Better than Free...City Gold Checking
SERVICE
FEATURE
BENEFIT TO YOU
ANNUAL VALUE
Total net annual value of City Gold Checking



City continues to innovate to offer the best products to our customers
$1,000 says
City has the
Best Free Checking
City
NATIONAL BANK
Member FDIC
City Gold
Checking
City
NATIONAL BANK
the american dream for only
$695
City
Trouble
BOUNCE BACK at City
NATIONAL BANK
Member FDIC
City
NATIONAL BANK
Member FDIC
ZERO
down payment
100% Champion Mortgage

Remaking City's Retail Distribution: Wal-Mart Strategy

- **Part of a Hub and Spoke distribution strategy**
- **Openings**
  - **Charleston - 2004**
  - **Huntington - 2004**
  - **Beckley - 2005**
  - **Ashland - 2005**
  - **Ripley - 2007**



Consolidations/Renovations/Relocations:
Our
New Downtown Charleston Office
Housing Retail, Trust, Commercial & Private Banking
Opened 2006





October 2006: Opened Charles Town WV (Eastern Panhandle Location)



Relocated in July 2007: Martingsburg WV

(Eastern Panhandle Location)





DeNovo Entry into new markets: November 2007: Bluefield WV-VA





- **Bluefield WV-VA**
  - ◆ **County Deposits: $1.7 billion**
  - ◆ **Branches: 50**
  - ◆ **Largest Market Competitors: BBT (27%), FCBC (26%)**

Hurricane, West Virginia: 1st Q 2008



- **Putnam Co. WV**
  - **County Deposits: $761 MM**
  - **Branches: 18   CHCO Share: 12%**
  - **Largest Market Competitors:**
        Putnam Co. Bank(50%), BB&T (10%)

Success in our Retail Banking unit has led to strong growth in retail branch service charges:



Commercial Loan Growth:
Historically 10%+



Growth in 2005 excludes Classic Acquisition

Business Lending Opportunity:

- City financial strength was built upon its exceptional retail banking platform. As a result, City is under represented (40%) in commercial lending relative to peers (60%).

- City has launched a new small business lending initiative to address borrowing needs of smaller businesses.

- City has launched a new cash management initiative to address depository needs of larger business customers.

City Insurance Professionals

- **2006 Revenues** **$2.3 million**
- **2007 (annualized Revenues)** **$3.8 million**
- **New Strategies in 2007:**
  - Added Workers Compensation Department - 7 FTE
  - Added Personal Lines Department - 6 FTE
  - Opened Beckley WV Office
  - Hired Sales Manager/Sr. Operations Officer
- **Strategies for 2008 and beyond:**
  - Continue to Build Personal Lines toward $3 million line of business
  - Add offices - Huntington, Lewisburg, Martinsburg, Teays Valley
  - Hire additional P&C and Health/Life Producers
  - Acquire agencies in communities served by CHCO

Other Strategic Opportunities

Capital Flexibility

- ### Dividends
  - Increased 10% in April 2004 to $0.88
  - Increased 13.6% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Payout ratio in 2006: 37%
  - Increased 10.7% in April 2007 to $1.24

- ### Share Repurchases
  - Tangible Capital @ 10.06% @ 12/31/2006
  - Purchased 580,200 shares YTD in 2007 at average price of $39.14 (3.4% of outstanding)
  - Tangible Capital @ 9.58% @ 6/30/07
  - Holding Company had $34 million in cash at 6/30/07
  - CHCO's strong profitability allows greater long-term share repurchase activity than peers

Acquisitions:

$100MM to $500MM in assets

WV, SE Ohio, Eastern KY, I81 Corridor from VA thru MD, SW Pennsylvania


PA
MD
Martinsburg
OH
Pomeroy
Clarksburg
Pt. Pleasant
Ripley
Sutton
Ironton
Greenup
Chesapeake
Cross Lanes
Ashland
WV
Charleston
Grayson
Huntington
Montgomery
Marlinton
Paintsville
Beckley
KY
Lewisburg
Virginia
Hinton

CHCO trades at a discounted P/E ratio relative to Peers:

Pricing Metrics*:

- Price to Book: 221%
- Price to Tangible Book: 276%
- Price to 2008 Projected Earnings** 12.2x
- Institutional Ownership   54%

•Based on Price of $38.52(close of business 9/18/07)

** Based on Analyst estimates for 2008 of $3.15

CHCO: Consistently Superior Performance

- **Peer Group:**
  - CTBI, FCBC, FFBC, HNBC, PEBO, PRK, PVSA, RBCAA, SASR, STBA,UBSH, UBSI, UVSP, VFGI, WSBC
- **2006 Peer Performance:**
  - **ROA: 1st**
  - **Net Interest Margin: 2nd**
  - **Efficiency Ratio: 1st**
  - **Tangible Equity/Tangible Assets:1st**
  - **Non-Performing Assets/Assets: 1st**
- **Still delivered top performance for shareholders:**
  - **1 Year Stock Performance: 3 of 16**
  - **2 Year Stock Performance: 3 of 16**

Questions?